Mail Stop 4561

March 28, 2007

Jon H. Peterson
Chief Financial Officer
Merisel, Inc.
127 W. 30th Street, 5th Floor
New York, NY 10001
(212) 594-4800

     Re: Merisel, Inc. (File No. 000-17156)
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Form 10-Q for the Quarterly Period Ended September 30, 2006

Dear Mr. Peterson,

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Stephen Krikorian
           Accounting Branch Chief